United States securities and exchange commission logo





                              March 30, 2023

       William F. Farrell, Jr.
       Chief Executive Officer
       Servotronics, Inc.
       1110 Maple St.
       Elma Center, NY 14059

                                                        Re: Servotronics, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 24,
2023
                                                            File No. 001-07109

       Dear William F. Farrell, Jr.:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 24, 2023

       General

   1. Please disclose the total amount estimated to be spent and total expenditures to date. See
                                                        Item 4(b) of Schedule
14A.
   2. Please provide the required Item 407(d)(3) of Regulation S-K. See Item 7(b) of Schedule
                                                        14A.
   3.                                                   Please provide the
information required by Item 23 of Schedule 14A.
       How many shares must be present to hold the Annual Meeting?, page 5

   4. We note the disclosure here and elsewhere that brokers will not have discretionary authority to vote on
routine matters. It is our understanding that brokers may exercise discretionary authority
on routine matters if they do not receive soliciting materials from the dissident. Please
clarify throughout the filing.
 William F. Farrell, Jr.
Servotronics, Inc.
March 30, 2023
Page 2
How many votes are needed for approval of each proposal?, page 5

5. We note the disclosure here that a broker non-vote "will not affect" the outcome or election. However, in the preceding paragraph you state that you do not expect to have any broker-non votes at the Annual meeting. Please clarify.
Proxy Card, page i

6. Please include the names of the Star Equity nominees on the proxy card. See Rule 14a-
         19(e)(1).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at (202) 551-7576 or Perry Hindin (202)
551-3444.



FirstName LastNameWilliam F. Farrell, Jr.                    Sincerely,
Comapany NameServotronics, Inc.
                                                             Division of
Corporation Finance
March 30, 2023 Page 2                                        Office of Mergers
& Acquisitions
FirstName LastName